UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Re:  For the period ended June 9, 2010

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Financial Statements
(Unaudited)
(A Development Stage Company)
March 31, 2010

Index

Balance Sheets
Statements of Operations, Comprehensive Income and Deficit
Statements of Cash Flows
Statements of Shareholders’ Equity
Notes to Financial Statements

The Company’s auditors have not reviewed these financial statements for the period ended March 31, 2010.

CANADIAN ZINC CORPORATION
(a development stage company)
Balance Sheets
(Prepared in accordance with Canadian generally accepted accounting principles)
(Unaudited)

(in thousands of Canadian dollars)	March 31,	December 31,
	2010	2009
	(unaudited)	(audited)
ASSETS
Current
Cash and cash equivalents (Note 4)	$4,956	$5,197
Short-term investments (Note 5)	1,687	2,246
Marketable securities (Note 6)	23,476	15,382
Other receivables and prepaid expenses	92	52

Total Current Assets	30,211	22,877
Other long-term assets (Note 7)	525	525
Restricted cash (Note 8)	214	214
Resource interests (Note 9)	5,053	5,053
Plant and equipment (Note 11)	447	483

Total Assets	$36,450	$29,152

LIABILITIES

Current
Accounts payable	$316	$189
Accrued liabilities	124	212

Total Current Liabilities	440	401

Asset retirement obligation (Note 12)	1,258	1,238

Total Liabilities	1,698	1,639
Commitments (Notes 9 and 18)

SHAREHOLDERS' EQUITY

Share capital (Note 13)	65,583	65,583

Contributed surplus (Note 14)	8,668	8,668
Accumulated other comprehensive income	-	-
Deficit	(39,499)	(46,738)

Total Shareholders’ Equity	34,752	27,513

Total Liabilities and Shareholders’ Equity	$36,450	$29,152
Subsequent events (Note 19)

Approved by the Board of Directors:

“John F. Kearney”	“Brian A. Atkins, CA”
Director	Director

See accompanying notes to the financial statements.

CANADIAN ZINC CORPORATION
(a development stage company)
Statements of Operations, Comprehensive Income (Loss) and Deficit
(Prepared in accordance with Canadian generally accepted accounting principles)
(Unaudited)

(in thousands of Canadian dollars except share and per share amounts)	Three Months ended March 31,
	2010	2009
Income Investment Income	$10	$130

Mineral exploration and development costs (Note 10)	496	323
Expenses
Depreciation	5	5
Listing and regulatory fees	15	15
Management and directors fees	146	146
Office and general	91	88
Professional fees	17	24
Project evaluation	12	36
Shareholder and investor communications	66	48
Stock based compensation	-	73
	352	435
Other income (expenses)
Foreign exchange (loss)	(17)	-
Gain on marketable securities (Note 6)	8,094	331
	8,077	331
Net income (loss) for the period	7,239	(297)

Other comprehensive income (loss)	-	-

Comprehensive income (loss)	$7,239	$(297)

Deficit, beginning of period	$(46,738)	$(46,127)

Net income (loss)	7,239	(297)

Deficit, end of period	$(39,499)	$(46,424)

Income (loss) per share – basic	$0.06	$(0.00)
Weighted average number of common shares outstanding – basic	118,900,563	118,961,630
Income (loss) per share – diluted	$0.06	$(0.00)
Weighted average number of common shares outstanding –diluted	120,158,684	118,961,630

See accompanying notes to the financial statements.

CANADIAN ZINC CORPORATION
(a development stage company)
Statements of Cash Flows
(Prepared in accordance with Canadian generally accepted accounting principles)
(Unaudited)

(in thousands of Canadian dollars)	Three Months Ended March 31,
	2010	2009
Operating Activities
Net income (loss) for the period	$7,239	$(297)
Reclamation expenditures	-	(93)
Adjustment for items not involving cash:
- Accretion and depreciation	56	68
- (Gain) on marketable securities (Note 6)	(8,094)	(331)
- Unrealized foreign exchange	17	-
- Stock based compensation	-	73
Change in non-cash working capital items:
- other receivables and prepaid expenses	(40)	23
- accounts payable and accrued liabilities	39	(229)
	(783)	(786)

Financing Activities
Capital stock repurchased	-	(7)

Investing Activities
Short-term investments	559	586

Impact of exchange rate changes on cash and cash equivalents	(17)	-

(Decrease) in cash and cash equivalents	(241)	(207)

Cash and cash equivalents, beginning of period	5,197	9,225

Cash and cash equivalents, end of period	$4,956	$9,018

Supplemental Information:
Interest paid	$-	$-
Income taxes paid	$-	$-

See accompanying notes to the financial statements.

CANADIAN ZINC CORPORATION
(a development stage company)
Statements of Shareholders’ Equity
(Prepared in accordance with Canadian generally accepted accounting principles)
(Unaudited)

	Common shares		Contributed
(in thousands of Canadian dollars except for share amounts)	Shares	Amount	Surplus	Deficit	Total
Balance, December 31, 2008	118,969,063	$65,621	$8,354	$(46,127)	$27,848
Shares cancelled under normal course issuer bid	(68,500)	(38)	26	-	(12)
Stock-based compensation	-	-	288	-	288
Net loss for the year	-	-	-	(611)	(611)
Balance, December 31, 2009	118,900,563	$65,583	$8,668	$(46,738)	$27,513
Net income for the period	-	-	-	7,239	7,239
Balance, March 31, 2010	118,900,563	$65,583	$8,668	$(39,499)	$34,752

See accompanying notes to the financial statements.

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to the Financial Statements
March 31, 2010
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

1.           Basis of Presentation

These unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and follow the same accounting policies and methods of application as the most recent audited financial statements of the Company for the year ended December 31, 2009, except as noted below (see Note 3).  These interim financial statements do not include all the information and note disclosures required by Canadian GAAP for annual financial statements and therefore should be read in conjunction with the Company's audited financial statements and the notes thereto for the year ended December 31, 2009.  In management's opinion, all adjustments considered necessary for fair presentation have been included in these financial statements.  Interim results are not necessarily indicative of the results expected for the fiscal year.

2.           Nature of Operations

The Company is primarily engaged in the exploration, development and re-permitting of its Prairie Creek property.  The Company is considered to be in the exploration and development stage given that its Prairie Creek property is not yet in production and, to date, has not earned any significant revenues.  The recoverability of amounts shown for resource interests is dependent on the existence of economically recoverable reserves, obtaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production (see Note 9).

The Company also holds approximately 17% of the issued shares of Vatukoula Gold Mines Plc which operates the Vatukoula Gold Mine in Fiji and approximately 11% of the issued shares of Zazu Metals Corporation which has an interest in the Lik zinc-lead-silver deposited located in northwest Alaska (see Note 6).

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.  Management has carried out an assessment of the going concern assumption and has concluded that the Company has sufficient cash and cash equivalents, short-term investments and marketable securities (as well as no debt obligations outside of normal course accounts payable and accrued liabilities) to continue operating at current levels for the ensuing twelve months.  Accordingly, these financial statements do not reflect the adjustments to the carrying value of assets and liabilities, or the impact on the statement of operations and balance sheet classifications, that would be necessary were the going concern assumption not appropriate.

However, at such time that the Company receives its operating permits for the Prairie Creek Mine (which is not a certain event), it will require significant additional financing to place the mine into operation.  There is no guarantee that the Company will be able to obtain such financing to complete the development of the Prairie Creek Mine.

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to the Financial Statements
March 31, 2010
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

3.           Accounting Changes

On January 1, 2010, the Company adopted the recommendations included in Sections 1582, “Business Combinations,” 1601, “Consolidations” and 1602, “Non-controlling Interests” of the CICA Handbook.  These Sections replace Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements.”  Section 1582 applies to a transaction in which the acquirer obtains control of one or more businesses (as defined in the Section).  Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value.  A bargain purchase will result in the recognition of a gain.  Acquisition costs will be expensed.  Any non-controlling interest will be recognized as a separate component of shareholders’ equity and net income will be allocated between the controlling and non-controlling interests.  These new standards apply to fiscal years beginning on or after January 1, 2011 with early adoption permitted from the beginning of a fiscal year.  The Company elected to adopt these new Sections with effect from January 1, 2010 to align its accounting policies with International Financial Reporting Standards (“IFRS”) in effect at that date.  The Company does not believe that these new Sections will have a material impact on its financial statements unless and until such time as the Company enters into a business combination.

New Canadian Accounting Standards

In February 2008, the CICA Accounting Standards Board confirmed that the use of International Financial Reporting Standards will be required in 2011 for public companies in Canada (i.e., IFRS will replace Canadian GAAP for public companies).  The official changeover date will apply for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company is continuing to assess the impact of the implementation of IFRS.

4.           Cash and Cash equivalents

Cash and cash equivalents consist of cash and liquid investments which are readily convertible into cash with maturities of three months or less when purchased.  The Company’s cash and cash equivalents at March 31, 2010 consisted of cash of $4.933 million and cash equivalents of $23,000 (December 31, 2009 – cash of $5.174 million and cash equivalents of $23,000).

5.           Short-term Investments

Short-term investments, which consist primarily of investments in Bankers Acceptances and Guaranteed Investment Certificates, are investments with maturities of more than three months and less than one year when purchased.  As at March 31, 2010, short-term investments were valued at $1.687 million, earning investment income at a rate of 0.5% (December 31, 2009 - $2.246 million, earning income at a rate of 0.5%).  The Company has designated its short-term investments as held for trading assets.  Investment income and changes in market value on short-term investments are recorded in investment income in the Statement of Operations.  The market value of these assets is based upon quoted market values and the recorded amounts at March 31, 2010 equal the fair value for these investments.

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to the Financial Statements
March 31, 2010
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

6.           Marketable Securities

The Company holds a portfolio of marketable securities which have been designated as held for trading assets.  Changes in fair value, based on quoted market values and exchange rates, of the marketable securities are recorded in the Statement of Operations.  The timing and proceeds from the eventual sale of these shares are dependent, to a large extent, on market forces that are not within the control of the Company.  Therefore, there is a significant amount of uncertainty as to the actual amount of cash the Company would eventually receive upon the sale of these shares.

	March 31, 2010			December 31, 2009
Held for Trading	# of Shares	Original Cost $	Fair Value $	# of Shares	Original Cost $	Fair Value $
Vatukoula Gold Mines Plc	628,669,022	10,142	22,299	628,669,022	10,142	14,039
Zazu Metals Corporation	3,400,000	646	816	3,400,000	646	1,003
Rio Tinto plc	1,500	213	361	1,500	213	340
		11,001	23,476		11,001	15,382

7.	Other long-term assets

Other long-term assets of $525,000 (December 31, 2009 - $525,000) consist of reclamation security deposits that the Company has lodged with government agencies as security in support of certain reclamation obligations.

8.           Restricted Cash

The Company has $214,000 (December 31, 2009 - $214,000) of cash on hand, which is restricted as security for a letter of guarantee issued by a financial institution, to secure performance by the Company of certain obligations pursuant to an authorization to carry out road repairs adjacent to the Prairie Creek Mine Property granted by the Department of Fisheries and Oceans Canada (“DFO”) (see Notes 9 and 18).

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to the Financial Statements
March 31, 2010
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

9.           Resource Interests

The Company’s resource interests comprise the Prairie Creek Mine Property.

	March 31, 2010	December 31, 2009
Acquisition costs:
- mining lands	$3,158	$3,158
- plant and mill	500	500
	3,658	3,658
Asset retirement obligation	1,395	1,395
	$5,053	$5,053

The asset retirement obligation balance (which relates entirely to Prairie Creek) included within resource interests represents the “asset” portion of amounts initially recorded to correspond with the asset retirement obligation liability (see Note 12).  This asset amount is amortized over the useful life of the asset to which it relates.  To date, no amortization has been recorded on the asset retirement obligation asset.

Prairie Creek Mine

The Company holds a 100% interest in the Prairie Creek Mine property located in the Northwest Territories, Canada.  The Company holds various licences and permits required in order to maintain and perform current activities at the Prairie Creek Mine site.  A summary of permits and licences granted to the Company since January 1, 2008 is noted below.

On March 20, 2008, the Mackenzie Valley Land and Water Board issued a Type B Water Licence (MV2007L8-0026) to permit remediation of a portion of the winter road.  The Water Licence is valid for five years to March 20, 2013.

In June 2008, the Company entered into a letter of guarantee in the amount of $214,000 in favour of DFO to secure performance by the Company of certain obligations pursuant to an authorization from DFO dated July 15, 2008, to perform certain road repairs in proximity to the Prairie Creek Mine site.

In September 2008, the Water Board granted a two year extension to the Company’s Land Use Permit (MV2001C0023) to September 9, 2010 and a five year renewal of the Company’s Water Licence (MV2001L2-0003) to September 9, 2013.

In June 2008, the Company submitted applications for land use and water permits for the operation of the Prairie Creek Mine.  These permit applications are currently undergoing environmental assessment by the Mackenzie Valley Environmental Impact Review Board.  In March 2010, the Company submitted its Developer’s environmental Assessment Report to the Review Board.

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to the Financial Statements
March 31, 2010
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

10.           Mineral Exploration and Development Costs

The Company’s costs relating to activities at the Prairie Creek Mine for the three months ended March 31, 2010 and 2009 respectively are:

	Three Months Ended March 31,
	2010	2009
Mineral exploration and development costs
Assaying and metallurgical studies	$4	$3
Camp operation and project development	63	95
Insurance, lease rental	15	16
Permitting and environmental	363	146
	445	260

Depreciation – mining plant and equipment	31	44
Asset retirement accretion	20	19
	51	63

Total mineral exploration and development costs for the period	496	323
Mineral exploration and development costs, beginning of period	38,253	35,993
Mineral exploration and development costs, end of period	$38,749	$36,316

11.           Plant and Equipment

	March 31, 2010			December 31, 2009
	Cost $	Accumulated Amortization $	Net Book Value $	Cost $	Accumulated Amortization $	Net Book Value $
Mining equipment	1,084	710	374	1,084	680	404
Pilot plant	108	96	12	108	95	13
Furniture, fixtures & equipment	138	104	34	138	102	36
Leasehold improvements	60	33	27	60	30	30
	1,390	943	447	1,390	907	483

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to the Financial Statements
March 31, 2010
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

12.           Asset Retirement Obligation

Although the ultimate amount of the asset retirement obligation is uncertain, the fair value estimate of these obligations, including the Company’s obligations to undertake site reclamation and remediation in connection with its Prairie Creek Mine Site infrastructure and development and applicable regulations, is based on information currently available.

The total undiscounted amount of the estimated cash flows required to settle the Company’s reclamation and remediation obligations, as at March 31, 2010, is estimated to be $2.383 million (December 31, 2009 - $2.383 million).  While it is anticipated that some expenditures will be incurred during the life of the operation to which they relate (should mining activity commence), a significant component of this expenditure will only be incurred at the end of the mine life.

The fair value of the estimated cash flows has been estimated at $1.258 million as at March 31, 2010 (December 31, 2009 - $1.238 million).  In determining the fair value of the asset retirement obligation, the Company has assumed a long-term inflation rate of 2%, a credit-adjusted risk-free discount rate of 6.5% and a weighted average useful life of production facilities and equipment of at least ten years.  Elements of uncertainty in estimating this amount include changes in the projected mine life, reclamation expenditures incurred during ongoing operations and reclamation and remediation requirements and alternatives.

A summary of the Company’s provision for asset retirement obligation and reclamation is presented below:

	Three months ended March 31, 2010	Year ended December 31, 2009
Balance – beginning of period	$1,238	$1,162
Accretion	20	76
Balance – end of period	$1,258	$1,238

13.	Share Capital

Authorized: Unlimited common shares with no par value (December 31, 2009 – unlimited).

Issued and outstanding: 118,900,563 common shares (December 31, 2009 – 118,900,563).

There have been no changes to the issued share capital during the three months ended March 31, 2010.

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to the Financial Statements
March 31, 2010
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

14.           Stock Options and Warrants

(a)           Stock Options

The Company has an incentive stock option plan in place under which it is authorized to grant stock options to directors, executive officers, employees and consultants.  At March 31, 2010, the Company was allowed to grant up to 10% of the issued share capital of the Company as stock options.  Stock options are exercisable once they have vested under the terms of the grant.  A summary of the Company’s options at March 31, 2010 and 2009 and the changes for the three month periods then ended is presented below:

	Three Months Ended March 31,
	2010		2009
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	6,650,000	$0.50	4,205,000	$0.73
Granted	-	-	2,905,000	0.23
Forfeited / expired	(2,490,000)	0.60	(170,000)	0.93
Outstanding, end of period	4,160,000	$0.44	6,940,000	$0.52

As at March 31, 2010, the Company had outstanding and exercisable stock options, with a weighted average remaining contractual life of 3.35 years, to purchase an aggregate 4,160,000 common shares as follows:

Options Outstanding and Exercisable
Number	Weighted Average Exercise Price	Expiry Date
70,000	$0.89	June 27, 2011
800,000	0.90	December 13, 2011
425,000	0.94	October 15, 2012
2,865,000	0.23	March 27, 2014
4,160,000	$0.44

No stock options were granted during the three months ended March 31, 2010.

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to the Financial Statements
March 31, 2010
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

14.           Stock Options and Warrants (continued)

 (b)           Warrants

As at March 31, 2010, the Company had no outstanding warrants to purchase common shares of the Company.  A summary of the Company’s warrants issued and outstanding as at March 31, 2009 and the changes for the three month period then ended is presented below:

	Three Months Ended March 31,
	2010		2009
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning and end of period	-	$-	5,882,500	$1.20

No warrants were issued during the three months ended March 31, 2010.

(c)           Contributed Surplus

A summary of the contributed surplus account is presented below:

	Options	Forfeited / expired Options and Warrants	Normal Course Issuer Bid	Total
Balance, December 31, 2009	$2,038	$6,026	$604	$8,668
Stock options forfeited/expired	(906)	906	-	-
Balance, March 31, 2010	$1,132	$6,932	$604	$8,668

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to the Financial Statements
March 31, 2010
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

15.           Capital Management

The Company manages its cash and cash equivalents, short-term investments, marketable securities, common shares, stock options and share purchase warrants as capital.  As the Company is in the exploration and development stage, its principal source of funds for its operations is from the issuance of common shares.  The issuance of common shares requires approval of the Board of Directors.  It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore and develop its Prairie Creek project for the benefit of its stakeholders.  The Company uses stock options primarily to retain and provide future incentives to key employees and members of the management team.  The granting of stock options is primarily determined by the Compensation Committee of the Board of Directors.

In 2008, the Company reviewed its current investment portfolio and strategy.  During this review, it was noted that the rates of return for Bankers’ Acceptances and Guaranteed Investment Certificates had declined significantly during the latter half of 2008.  The Company determined that it was appropriate to allocate a portion of its investments to equities in order to seek a better return on its capital resources.

In 2009, the Company acquired shares in Vatukuola Gold Mines Plc and Zazu Metals Corporation as part of its strategic investments to increase shareholder value (see Note 6).

16.           Related Party Transactions

The Company incurred rent expense with a corporation with a common director of the Company in the amount of $6,000 (three months ended March 31, 2009 - $6,000).  These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. At March 31, 2010, there was $2,000 due to related parties included in accounts payable and accrued liabilities (December 31, 2009 - $Nil).

17.           Financial Instruments

(a)           Categories of financial assets and financial liabilities

Under Canadian GAAP financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets and other financial liabilities.  The carrying values of the Company’s financial instruments, which are the same as their fair values, are classified into the following categories:

	Category	March 31, 2010	December 31, 2009
Cash and cash equivalents	Designated held for trading	$4,956	$5,197
Short-term investments	Designated held for trading	1,687	2,246
Marketable securities	Designated held for trading	23,476	15,382
Other receivables and prepaid expenses	Loans and receivables	92	52
Restricted cash	Designated held for trading	214	214
Accounts payable and accrued liabilities	Other liabilities	$(440)	$(401)

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to the Financial Statements
March 31, 2010
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

17.           Financial Instruments (continued)

(a)           Categories of financial assets and financial liabilities (continued)

The recorded amounts for other cash and cash equivalents, other receivables, accounts payable and accrued liabilities approximate their fair value due to their short-term nature.  The Company has designated its cash and cash equivalents, short-term investments, marketable securities and restricted cash as held for trading assets.

During the period ended March 31, 2010, the Company recorded a gain on its marketable securities (designated as held for trading) of $8.094 million (three months ended March 31, 2009 – $331,000).

Investment income consists of interest earned on cash, cash equivalents and short-term investments of $10,000 (three months ended March 31, 2009 - $118,000) and dividend income from marketable securities of $Nil (three months ended March 31, 2009 - $12,000).

(b)           Fair Value Measurements

The fair value of financial instruments is measured within a ‘fair value hierarchy’ which has the following levels:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
(ii)	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table summarizes the classification of the Company’s financial instruments within the fair value hierarchy:

	March 31, 2010				December 31, 2009
	Level 1 $	Level 2 $	Level 3 $	Total $	Level 1 $	Level 2 $	Level 3 $	Total $
Cash and cash equivalents	4,956	-	-	4,956	5,197	-	-	5,197
Short-term investments	1,687	-	-	1,687	2,246	-	-	2,246
Marketable securities	23,476	-	-	23,476	15,382	-	-	15,382
Restricted cash	214	-	-	214	214	-	-	214

(c)           Market risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets.  Furthermore, as the Company’s marketable securities are also in mining companies, market values will fluctuate as commodity prices change.  Based upon the Company’s portfolio at March 31, 2010, a 10% increase or decrease in the market price of the securities held, ignoring any foreign currency risk which is described below, would have resulted in an increase (or decrease) to net income of approximately $2.348 million.

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to the Financial Statements
March 31, 2010
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

17.           Financial Instruments (continued)

 (d)           Interest rate risk

Included in net income for the three months ended March 31, 2010 is investment income on the Company’s cash and cash equivalents and short-term investments.  If interest rates throughout the period had been 100 basis points (1%) higher the net income would have been approximately $18,000 higher.  The Company does not have any debt obligations which expose it to interest rate risk.

 (e)           Foreign currency risk

The Company holds certain marketable securities and cash from the sale of marketable securities that are denominated in U.S. dollars and which, as held for trading assets, impact the Company’s net income (loss) as a result of being marked to market at each reporting period.  The Company estimates that, based upon the cash and marketable securities held at March 31, 2010, and assuming no changes in number of shares or stock price, for every $0.01 fluctuation in exchange rate between the Canadian and U.S. dollar, the Company’s net income would be $8,000 higher (or lower).  The Company also holds marketable securities denominated in U.K. pounds sterling.  Based upon the marketable securities held at March 31, 2010, and assuming no changes in number of shares or stock price, for every $0.01 fluctuation in exchange rate between the Canadian dollar and U.K. pound sterling, the Company’s net income would be $145,000 higher (or lower).

(f)           Credit risk

The Company considers that the following financial assets are exposed to credit risk: cash and cash equivalents, short-term investments, marketable securities and restricted cash.  The total value of these items at March 31, 2010 is $30.333 million.  Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  The Company does not currently generate any revenues from sales to customers nor does it hold derivative type instruments that would require a counterparty to fulfil a contractual obligation.  The Company has never held any asset-backed paper instruments.  The Company seeks to place its cash and cash equivalents, short-term investments and restricted cash with reputable financial institutions.  Accordingly, the Company believes that it is exposed to minimal credit risks at the current time, although the current concerns surrounding financial institutions globally have increased the risk of a credit default by a major bank impacting the Company.  At March 31, 2010, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested in three financial institutions.

(g)           Liquidity risk

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due.  As at March 31, 2010, the Company had positive working capital of $29.771 million.  Accordingly, the Company is able to meet its current obligations and has minimal liquidity risk.  However, the Company will require significant additional funding in the future in order to complete the development of the Prairie Creek Mine site and bring the mine into production.  Accordingly, there is a risk that the Company may not be able to secure adequate funding on reasonable terms, or at all, at that future date.

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to the Financial Statements
March 31, 2010
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

18.           Commitments

(a)	The Company has entered into operating lease agreements for office space and equipment. These agreements require the Company to make the following lease payments:

	Office Leases	Office equipment	Total
9 months ending December 31, 2010	$120	$3	$123
Year ending December 31, 2011	152	5	157
Year ending December 31, 2012	83	5	88
Year ending December 31, 2013	-	5	5
	$355	$18	$373

(b)
The Company has a letter of guarantee outstanding in the amount of $214,000 as security for the Company fulfilling certain obligations pursuant to an Authorization granted by DFO relating to road repairs in proximity to the Prairie Creek Mine Site (see Notes 8 and 9).

19.           Subsequent events

Subsequent to March 31, 2010,  4,630,000 stock options at an exercise price of $0.45 per common share were granted to certain directors, officers, employees, consultants and service providers under the Company’s Stock Option Plan.

EXHIBIT LIST

31	Chief Executive Officer Certificate March 31, 2010
32	Chief Financial Officer Certificate March 31, 2010
99.1	Management's Discussion & Analysis March 31, 2010
99.2	Notice of Meeting and Management's Information Circular May 12, 2010
99.3	Short Form Prospectus Distributions (“NI 44-101”)
99.4	News Release – March 26, 2010
99.5	News Release – March 29, 2010
99.6	News Release – April 15, 2010
99.7	News Release – May 12, 2010
99.8	News Release – May 31, 2010
99.9	News Release – June 1, 2010
99.10	News Release – June 2, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: June 10, 2010	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman